82-34629

02 NOV -5 AM 8:56

浙江沪杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

October 15th, 2002

02055874

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number 82-5237

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a letter faxed to the stock exchanges on October 15th, 2002 regarding the results of an extraordinary general meeting of the shareholders.

Thank you for your attention.

Sincerely yours,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

dlw 11/14

Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

FAXED OUT
Time/时 October 15th, 2002
传真发出

To: Hong Kong Stock Exchange
Information Service Department
By fax only: (852) 2877 6987

To: London Stock Exchange
Regulatory News Service
By fax only: (44) 20 7588 6057

To: Berlin Stock Market
By fax only: (49 30) 59 00 84-20

Results of Extraordinary General Meeting

Zhejiang Expressway Co., Ltd. (the "Company") held an extraordinary general meeting on October 15th, 2002, and approved the resolution for the distribution of the interim dividend of the Company for the six months ended June 30th, 2002 in the amount of RMB0.04 per share.

The register of members of the Company ("Register of Members") was closed from September 14th, 2002 to October 14th, 2002 (both days inclusive). Holders of H shares of the Company ("H Shares") whose name appeared in the Register of Members on September 19th, 2002 are entitled to the said interim dividend.

Pursuant to the Company's Articles of Association, dividends of H Shares shall be paid in Hong Kong dollars according to the average closing price of Hong Kong dollars to Remminbi declared by the People's Bank of China in the five trading days immediately preceding the date of the declaration of dividends. The exchange rate for the purpose of the payment of the interim dividend is therefore HK$1.00 to RMB 1.06078.

The interim dividend of RMB0.04 or HK$ 0.03771 per share is expected to be payable to holders of the H Shares of the Company on or before November 8th, 2002.

For and on behalf of
Zhejiang Expressway Co., Ltd.

Wenyao Jiang
Company Secretary

Cc: Mr. Michael Ngai / Mr. Horace Tsui – Cazenove Asia Limited, (852) 2530 9492
Cc: Ms. Denise Wong – Herbert Smith, (852) 2845 9099

中国·杭州市曙光路15号世贸大厦十九楼(310007) 19F World trade center, 15 Shuguang Rd, Hangzhou P. R. China
总机 Tel: 798 5588 传真 Fax: 86-571-798 5599 网址 http: //www.zjec.com.cn